Contact

www.linkedin.com/in/nohtal
(LinkedIn)
Lathon.net (Company)

Top Skills

Matlab
SolidWorks
Public Speaking

Languages

Spanish (Elementary)
English (Full Professional)

Certifications

Certified SolidWorks Associate

Patents

ITEM INVENTORY MANAGEMENT
SYSTEM WITH VACUUM
OPERATED ROBOTIC CARD
SORTER

NETWORKED DIAGNOSTIC
DEVICE FOR THREE-
DIMENSIONAL PRINTER

Nohtal Partansky

Founder, CEO @ Sorting Robotics | Y Combinator, Robotics
Los Angeles, California, United States

Summary

I want a world where all repetitive manual labor tasks are done autonomously; then people can focus their efforts on helping others and being creative. Every day I work towards this goal.

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Experience

Sorting Robotics
Founder, CEO
January 2018 - Present (5 years 10 months)
Greater Los Angeles Area

Injecting a 10x efficiency into the cannabis wholesale market using robotics and computer vision.

Rise Co-Packing
Founder, CEO
January 2020 - December 2022 (3 years)
Oakland, California, United States

Cannabis white label and copacking services for large indoor growers and brands.

Roca Robotics Inc (acquired by eBay)
Founder, CEO
January 2018 - December 2019 (2 years)

Led the initial product design, sales, and marketing for the Roca Sorter, an inventory management system for the trading card market. Sold the company to private investors after the market was validated with product market fit and profitable. Patent No. US10562723B2

JPL (NASA's Jet Propulsion Laboratory)
Mechanical Systems Engineer
May 2015 - October 2018 (3 years 6 months)

• Lead engineer on the SOXE Assembly for the MOXIE instrument on M2020. Cradle to grave RDT&E for a device that produced oxygen on the surface of Mars.

• Received Discovery Award for outstanding service to NASA and the M2020 mission.

The Plant Burger
Founder
June 2017 - January 2018 (8 months)

Worked towards the future of fast food by building the In-n-Out of vegan food.

Georgia Institute of Technology
Graduate Research Assistant
September 2013 - May 2015 (1 year 9 months)

• Working on MAST project as designer for the development of an environment to create parametric mission specific 3D printed UAS
•   Developed experiments to examine stresses for different bending cross sections of 3D printed structures for quadrotors
• Worked on META DARPA project to obtain response surface equations using openMDAO in a linux framework

Lathon
Founder
May 2013 - September 2014 (1 year 5 months)

Designed, crowd-funded, manufactured, sold and shipped a dual nozzle desktop 3D printer for the consumer market.
Summary and presentation: http://vimeo.com/thecompanylab/videos

UC Davis
Tutor
January 2013 - June 2013 (6 months)

Worked as a personal tutor for student athletes in various upper division aerospace engineering classes.

XCOR Aerospace
Intern
June 2012 - December 2012 (7 months)

• Worked on plumbing of rocket engine and fixturing on test stand. Then manned DAQ during the test program of Lynx main engine as well as Hydrogen test program. Created dynamic code to visualize important parameters in the field during testing of both programs

• Programmed a MATLAB and Octave script to analyze thermodynamic efficiency of the Lynx main rocket pump and visualized results
• Created engineering drawings for composite structures in pressure vessel, escape system, and machined parts
• Sourced, manufactured, and tested passenger escape system for Lynx pressure vessel

UC Davis
Undergraduate Researcher
March 2010 - June 2012 (2 years 4 months)

Worked on a research team to evaluate the lifetime of fuel cell cathode filters in harsh environments

Advanced Modeling Aeronautics Team
Team Captain
September 2011 - May 2012 (9 months)

o Won: 1st place in precision, 3rd in presentation, 4th overall at the 2012 International SAE Aerodesign Competition
o Led design of heavy lift aircraft, acted as test pilot, optimized thrust of engine by theoretical calculation and a testing program
o Restructured the team to create increase communication between students as well and improve results in competition

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Education

Y Combinator
W19 · (2019 - 2019)

Georgia Tech
Master's degree, Aerospace, Aeronautical and Astronautical/Space Engineering · (2013 - 2015)

University of California, Davis
Bachelor of Science (BS), Aerospace, Aeronautical and Astronautical Engineering · (2008 - 2013)

University of California, Davis
Bachelor of Science (BS), Mechanical Engineering · (2008 - 2013)